Exhibit 99.1

Golden Star Announces Filing of Audited H1 2021 Financial Statements

TORONTO, Dec. 9, 2021 /CNW/ - Golden Star Resources Ltd. (NYSE American: GSS) (TSX: GSC) (GSE: GSR) ("Golden Star" or the "Company") has filed audited consolidated financial statements for the six months ended June 30, 2021 (the "Audited H1 2021 Financial Statements") which are required by the Shanghai Stock Exchange in respect of Chifeng Jilong Gold Mining Co., Ltd. (SHSE: 600988) ("Chifeng") seeking to obtain the requisite approvals in connection with the Company's previously announced plan of arrangement under Section 192 of the Canada Business Corporations Act (the "Transaction"), involving the Company, Chifeng and its subsidiary Chijin International (Hong Kong) Limited (the "Purchaser") and/or an assignee of the Purchaser, pursuant to the arrangement agreement dated October 31, 2021 (as amended, the "Arrangement Agreement").

The Company previously filed unaudited interim consolidated financial statements for the three and six months ended June 30, 2021, (the "Unaudited H1 2021 Financial Statements") on July 28, 2021 in accordance with, and as required by, applicable securities laws.

The Audited H1 2021 Financial Statements were prepared in accordance with the full set of International Financial Reporting Standards, as issued by the International Accounting Standards Board ("IFRS") and the interpretations of the International Financial Reporting Interpretations Committee which the Canadian Accounting Standards Board has approved for incorporation into Part 1 of the CPA Canada Handbook – Accounting, whereas, the Unaudited H1 2021 Financial Statements, although also prepared in accordance with IFRS, applied IAS 34 "Interim Financial Reporting" (IAS 34).

The Audited H1 2021 Financial Statements are substantially consistent with the Unaudited H1 2021 Financial Statements and the only significant measurement difference arises from the income tax calculations prepared under IAS 12 "Income Taxes" for the Audited H1 2021 Financial Statements and under IAS 34 for the Unaudited H1 2021 Financial Statements.  The effect is an increase in current tax expense of US$2.1 million with a corresponding increase in current income tax liabilities of US$2.1 million and a decrease in deferred tax expense of US$2.1 million with a corresponding decrease in deferred tax liability of US$2.1 million. There is no impact to the consolidated statement of cash flows for the six months ended June 30, 2021.

Readers must not place any reliance on the Audited H1 2021 Financial Statements as they have been prepared specifically for the purpose of the Transaction and not for the purpose of satisfying applicable securities laws requirements. Accordingly, readers must rely solely on the Unaudited H1 2021 Financial Statements which were prepared for the purpose of satisfying the Company's reporting requirements under applicable securities laws.

The Transaction

Pursuant to the Arrangement Agreement, Chifeng, through the Purchaser and/or its assignee, has agreed to acquire all of the issued and outstanding common shares of the Company. Pursuant to and upon completion of the Transaction, shareholders of the Company will receive total consideration, payable in cash, of US$3.91 (equivalent to approximately C$4.85 as of October 31, 2021) per common share of the Company (the "Consideration"), which equates to a total Transaction value of approximately US$470 million on a fully-diluted, in-the-money basis.

Advisors

Golden Star has engaged Canaccord Genuity Corp. as its exclusive financial advisor as well as Fasken Martineau DuMoulin LLP and Davis Graham & Stubbs LLP as its respective Canadian and United States legal advisors. Canaccord Genuity Corp. provided a fairness opinion to Golden Star's Board of Directors. Chifeng has engaged Stifel Nicolaus Canada Inc. and First Asia Group Ltd. as its financial advisors as well as Goodmans LLP as its legal advisor.

Golden Star Profile

Golden Star is an established gold mining company that owns and operates the Wassa underground mine in the Western Region of Ghana, West Africa. Listed on the NYSE American, the Toronto Stock Exchange and the Ghanaian Stock Exchange, Golden Star is focused on delivering strong margins and free cash flow from the Wassa mine. As the winner of the Prospectors & Developers Association of Canada 2018 Environmental and Social Responsibility Award, Golden Star remains committed to leaving a positive and sustainable legacy in its areas of operation.

Chifeng Profile
Chifeng is an international gold mining company listed on the Shanghai Stock Exchange with a market capitalization of approximately US$4.3 billion. It operates five mining assets, including the world-class Sepon gold mine in Laos. In 2018, Chifeng acquired Sepon before undertaking significant capital expenditures to redevelop the gold processing facility in order to double its future gold production.

Statements Regarding Forward-Looking Information
Some statements contained in this news release are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and "forward looking information" within the meaning of Canadian securities laws (collectively, "forward-looking statements"). Generally, forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases (including negative or grammatical variations) or statements that certain actions, events or results "may", "could", "would", "might", or "will" be taken, occur or be achieved or the negative connotation thereof. Investors are cautioned that forward-looking statements are inherently uncertain and involve risks, assumptions and uncertainties that could cause facts to differ materially. Such statements are based on numerous assumptions regarding present and future business strategies and the environment in which Golden Star will operate in the future.

Forward-looking statements may include but are not limited to, statements related to the Transaction, the anticipated completion of the Transaction, the receipt of all regulatory and court approvals and the approvals including approvals required by the laws of the Peoples Republic of China and the Shanghai Stock Exchange, and the closing of the Transaction including the acquisition of the Golden Star common shares and payment in respect thereof.

In respect of the forward-looking statements and information concerning the anticipated completion of the proposed Transaction and the anticipated timing for completion of the proposed Transaction, Golden Star has provided them in reliance on certain assumptions and believes that they are reasonable at this time, including the assumptions as to the ability of the parties to receive, in a timely manner, the necessary regulatory, shareholder, court, stock exchange and relevant authority approvals; and the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Transaction. These dates may change for a number of reasons, including the inability to secure necessary approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Transaction. Accordingly, you should not place undue reliance on the forward-looking statements and information contained in this news release concerning these times.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and involve known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Golden Star to be materially different from those expressed or implied by such forward-looking statements. Such risks, uncertainties and factors include, without limitation: risks associated with the Transaction and acquisitions generally; the Arrangement Agreement may be terminated in certain circumstances; there can be no certainty that all conditions precedent to the Transaction will be satisfied; Golden Star will incur costs even if the Transaction is not completed and may have to pay a termination fee or expense reimbursement if the Arrangement Agreement is terminated in certain circumstances; all necessary approvals may not be obtained; uncertainty regarding the ability to hold the Meeting within the time frame indicated. Additional risks, uncertainties and factors include, without limitation: gold price volatility; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical recoveries; mining operational and development risks; liquidity risks; suppliers suspending or denying delivery of products or services; regulatory restrictions (including environmental regulatory restrictions and liability); actions by governmental authorities; the speculative nature of gold exploration; ore type; the global economic climate; share price volatility; foreign exchange rate fluctuations; risks related to streaming agreements and joint venture operations; the availability of capital on reasonable terms or at all; risks related to international operations, including economic and political instability in foreign jurisdictions in which Golden Star operates; developments in Ghana that may have an adverse impact on Golden Star and/or the Transaction; risks related to current global financial conditions including financial and other risks resulting from the impact of the COVID-19 global pandemic; actual results of current exploration activities; environmental risks; future prices of gold; possible variations in mineral reserves and mineral resources, grade or recovery rates; mine development and operating risks; an inability to obtain power for operations on favorable terms or at all; mining plant or equipment breakdowns or failures; an inability to obtain products or services for operations or mine development from vendors and suppliers on reasonable terms, including pricing, or at all; public health pandemics such as COVID-19, including risks associated with reliance on suppliers, the cost, scheduling and timing of gold shipments, uncertainties relating to its ultimate spread, severity and duration, and related adverse effects on the global economy and financial markets; accidents, labor disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; litigation risks; the quantum and timing of receipt of the proceeds from the sale by the Company of its interest in Bogoso-Prestea; risks related to indebtedness and the service of such indebtedness; and general business, economic, competitive, political, health and social uncertainties.

Although Golden Star has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that future developments affecting the Company will be those anticipated by management. Please refer to the discussion of these and other factors in Management's Discussion and Analysis of financial condition and results of operations for the year ended December 31, 2020 and in our annual information form for the year ended December 31, 2020 as filed on SEDAR at www.sedar.com. The forecasts contained in this press release constitute management's current estimates, as of the date of this press release, with respect to the matters covered thereby. We expect that these estimates will change as new information is received. While we may elect to update these estimates at any time, we do not undertake any estimate at any particular time or in response to any particular event, except as may be required by applicable securities laws. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to their inherent uncertainty.

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SOURCE Golden Star Resources Ltd.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/December2021/09/c6072.html

%CIK: 0000903571

For further information: please visit www.gsr.com or contact: Michael Stoner, Investor Relations and Business Development, +44 020 8167 7000, investor@gsr.com

CO: Golden Star Resources Ltd.

CNW 17:00e 09-DEC-21